Exhibit 21.1

Significant Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Sunny Education (HK) Limited	Hong Kong
Shanghai Yiqi Zuoye Information Technology Co., Ltd.	PRC
Beijing Yiqi Education & Technology Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Beijing Xiaofeng Online Technology Co., Ltd.	PRC
Shanghai Hexu Information Technology Co., Ltd.	PRC
Beijing Yiqi Education Information Consultation Co., Ltd.	PRC

Subsidiary of Consolidated Variable Interest Entity	Place of Incorporation
Beijing Yiqi Science Technology Co., Ltd.	PRC
Beijing Haidian District Yiqi Education Training School	PRC
Taizhou Jiaojiang Yiqi Education Training School Co., Ltd.	PRC
Shang Li Qi Di Education Technology (Tianjin) Co., Ltd.	PRC
Qi Mai Information Technology (Shanghai) Co., Ltd.	PRC
Beijing Yiqi Information Technology Co., Ltd.	PRC